

09043045

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67283

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __July 1, 2008__ AND ENDING ___June 30, 2009___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Accent Capital Advisors, L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building, Suite 210

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milton Reeder   **(415) 981-7200**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not
                     required to respond unless this form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Milton Reeder__, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of __Accent Capital Advisors, L.L.C.__, as of __June 30, 2009__, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 28 day of August 2009

_____
Notary Public

This report** contains (check all applicable boxes):

☒	(a)	Facing page.
☒	(b)	Statement of Financial Condition.
☒	(c)	Statement of Operations.
☒	(d)	Statement of Cash Flows.
☒	(e)	Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒	(g)	Computation of Net Capital.
☒	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐	(o)	Independent auditor's report on internal control required by SEC Rule 17a-5.
☒	(p)	Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



To the Member
  Accent Capital Advisors, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Accent Capital Advisors, L.L.C. (the "Company"), as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com   ■   www.hlwcpa.com

ACCENT CAPITAL ADVISORS, L.L.C.
Statement of Financial Condition
June 30, 2009

Assets

Cash	$	13,277
Prepaid expenses		497
Total assets	$	13,774

Liabilities and Member's Equity

Accounts payable	$	6,500
Member's equity		7,274
Total liabilities and member's equity	$	13,774

See Accompanying Notes to Financial Statements

ACCENT CAPITAL ADVISORS, L.L.C.
Statement of Operations
Year Ended June 30, 2009

Expenses

Professional fees	$	13,130
Regulatory fees and taxes		1,945
General and administrative		691
Total expenses		15,766
Net loss	$	(15,766)

See Accompanying Notes to Financial Statements

ACCENT CAPITAL ADVISORS, L.L.C.
Statement of Changes in Member's Equity
<u>Year Ended June 30, 2009</u>

Member's equity, beginning of the year	$	67,040
Net loss		(15,766)
Contributions to member's equity		6,000
Distributions from member's equity		(50,000)
Member's equity, end of the year	$	7,274

See Accompanying Notes to Financial Statements

ACCENT CAPITAL ADVISORS, L.L.C.
Statement of Cash Flows
Year Ended June 30, 2009

Cash flows from operating activities:

Net loss	$	(15,766)

Adjustments to reconcile net loss to net cash
provided by operating activities:

Decrease in accounts receivable		50,000
Net cash provided by operating activities		34,234

Cash flows from financing activities

Contributions to member's equity		6,000
Distributions from member's equity		(50,000)
Net cash used in financing activities		(44,000)

Net decrease in cash		(9,766)
Cash, beginning of year		23,043
Cash, end of year	$	13,277

See Accompanying Notes to Financial Statements

- 5 -

1.   Business and Summary of Significant Accounting Policies

Business

Accent Capital Advisors, L.L.C (the "Company") is a California corporation formed on December 5, 2005. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority.

As a limited liability company, member's liability is limited to the amount reflected in his capital account. The Company is managed by its managing member, Milton Reeder.

Cash

The Company maintains its cash in a bank deposit account with a commercial bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such an account and believes it is not exposed to any significant credit risk on cash.

Income Taxes

No provision for federal or state income taxes has been made since the Company's income is allocated to the member for inclusion in his income tax returns.

Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN48"), establishes new guidance on recognition and measurement of certain tax positions for financial reporting purposes. The Company has elected to defer application of FIN48 until the fiscal year beginning July 1, 2009, pursuant to FASB Staff Position 48-3. The Company believes it has no tax positions that would be subject to recognition or measurement under FIN48 and does not expect application of FIN48 to have a material impact on the financial statements.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accent Capital Advisors, L.L.C.
Notes to Financial Statements
June 30, 2009

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2009, the Company had net capital of $6,777, which was $1,777 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.96 to 1.

3. Related Party Transactions

The Company has entered into an expense sharing agreement with Accent Capital Partners, L.L.C. ("ACP"). ACP is a sister company also controlled by Milton Reeder, the sole owner of the Company. Under the terms of the agreement, ACP has agreed to pay all costs attributable to the activities of the Company including principal and registered representative salaries, office rent, postage, telephone and communications expenses, photocopy, and office expenses. ACP cannot at any time and under any circumstances require or request the Company to reimburse it for rent or any other expenses listed above that it has agreed to pay on behalf of the Company.

Mr. Reeder is a member of the Board of Directors for AUL Corporation and Luis Nieves is a shareholder of AUL Corporation. The Company has entered into a private placement agreement with Mr. Nieves to assist him in the procurement of an acceptable offer to purchase a substantial percentage of his ownership of AUL Corporation and two related entities. Additionally, the Company will provide consulting services relating to the sale and to Mr. Nieves's future employment after the sale has been completed. For the year ended June 30, 2009, the Company did not complete any sale under the terms of the private placement agreement.

4. Subsequent Events

Subsequent events have been evaluated through August 27, 2009, which is the date the financial statements were issued.

During the period July 1 through August 27, 2009, capital contributions by the member totaled $5,000.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Accent Capital Advisors, L.L.C.   as of   June 30, 2009

1. Total ownership equity from Statement of Financial Condition..	$ 7,274	3480
2. Deduct ownership equity not allowable for Net Capital..		3490
3. Total ownership equity qualified for Net Capital..	7,274	3500
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital...............		3520
B. Other (deductions) or allowable credits (List)..		3525
5. Total capital and allowable subordinated liabilities...	7,274	3530

6. Deductions and/or charges:

A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)...	(497)	3540		
B. Secured demand note delinquency..		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges..		3610	(497)	3620

7. Other additions and/or allowable credits (List)..		3630
8. Net capital before haircuts on securities positions..	6,777	3640

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

A. Contractual securities commitments..		3660		
B. Subordinated securities borrowings...		3670		
C. Trading and investment securities:				
1. Exempted Securities...		3735		
2. Debt securities..		3733		
3. Options..		3730		
4. Other securities...		3734		
D. Undue Concentration..		3650		
E. Other (List)...		3736		3740

10. Net Capital..	$ 6,777	3750

OMIT PENNIES

Notes:
  Non-allowable assets:
    Prepaid Expenses $497

- 9 -

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Accent Capital Advisors, L.L.C.   as of June 30, 2009

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)...	$	433	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)...		5,000	3758
13. Net capital requirement (greater of line 11 or 12)		5,000	3760
14. Excess net capital (line 10 less 13)..		1,777	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)...		6,127	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition...		6,500	3790

17. Add:

A.	Drafts for immediate credit......................................	$	3800		
B.	Market value of securities borrowed for which no equivalent value is paid or credited...	$	3810		
C.	Other unrecorded amounts (List).............................	$	3820		3830

19. Total Aggregate indebtedness..	$	6,500	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)...........................		96%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d).........................			3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits..		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)..		3880
24. Net capital requirement (greater of line 22 or 23)...		3760
25. Excess capital (line 10 or 24)..		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000...		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3 % of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to Item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Accent Capital Advisors, L.L.C.
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
June 30, 2009

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Accent Capital Advisors, L.L.C.
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
June 30, 2009

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

Accent Capital Advisors, L.L.C.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
June 30, 2009

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 6,777	$ 6,500	96 %
Computation per Schedule I	6,777	6,500	96 %
Difference	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.



Independent Auditors' Report

To the Member
Accent Capital Advisors, L.L.C.

We have audited the accompanying statement of financial condition of Accent Capital Advisors, L.L.C. (the "Company") as of June 30, 2009, and the related statements of operations and changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accent Capital Advisors, L.L.C. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Francisco, California
August 27, 2009

Harb, Levy + Weiland LLP

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com   ■   www.hlwcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and the use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy + Weiland LLP

San Francisco, California
August 27, 2009

ACCENT CAPITAL ADVISORS, L.L.C.

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

JUNE 30, 2009